Exhibit 99.3

ARTICLES OF ASSOCIATION OF ICL GROUP LTD

Interpretation

1.          In these Articles of Association, unless the wording of the text requires otherwise:

Words	Meaning

"Person"	Including a company, cooperative association or any other group of Persons, whether associated or not associated.

"Director"	A member of the Board of Directors of the Company, including a substitute Director.

"the Board of Directors"	The Board of Directors of the Company serving at that time.

"the Company"	ICL Group Ltd.

"the Seal"	The Company Seal.

"the Stamp"	The Company Stamp.

"the Office"	The registered Office of the Company, as will be from time to time.

"the Special State Share"	As defined in these Articles of Association.

"the Law" or "the Companies Law"	The Companies Law, 5759-1999, including all the changes inserted therein from time to time, or any law which supersedes or replaces it.

"the Shareholders Register"
The register of shareholders to be maintained in accordance with Section 127 of the Law, and/or, if the Company elected to maintain an additional Shareholders Register as provided in Section 138 of the Law, any such additional Shareholders Register.

"the Material Shareholders Register"	The register of material shareholders to be maintained in accordance with Section 128 of the Law.

"Writing"	Print, lithograph, photograph and any other way of fixing or imprinting words in visible form or, subject to the provisions of the law permitting it – electronically.

"Officer"	As this term is defined in the Companies Law, as amended from time to time.

"Securities"	Including a share, debenture, or a right to purchase, convert or sell any of them, whether registered or bearer.

ICL Group Ltd. – Articles of Association

"Securities Law"	Securities Law, 5729-1968.

"Administrative proceeding"
A proceeding pursuant to Chapters H3 (Imposition of a financial sanction by the Securities Authority), H4 (Imposition of administrative means of enforcement by the Administrative Enforcement Committee) or I1 (Arrangement for refraining from proceedings or termination of proceedings, contingent upon conditions), of the Securities Law, as may be amended from time to time.

"these Articles" or "these Articles of Association"	These Articles of Association, as worded here or as changed from time to time.

Subject to the provisions of this Article, each term, word and expression in these Articles shall have the meaning given then in the Law, unless the written text necessitates another meaning.

Anything stated in the singular shall mean also the plural and vice versa, and anything stated in the masculine shall mean also the feminine, and vice versa.

The headings appearing in these Articles of Association are intended for convenience only, and shall not be used for the interpretation of these Articles of Association.

2.	The liability of the shareholders for the debts of the Company is limited to repayment of the consideration they undertook to pay in respect of their shares in the Company.

3.	The objectives of the Company are as listed in the Company's Memorandum of Association.

4.	The current management and the control of the Company's business, and its principal place of business, shall be in Israel.

A change, amendment or cancellation of this Article 4 shall be deemed to be a change of the rights attaching to the Special State Share, and shall not be made except with the consent of the holder of the Special State Share. Any decision or action which contravenes or does not comply with the provisions of this Article 4, shall be void and invalid without receipt of the consent of the holder of the Special State Share. Any consent, waiver or approval of the holder of the Special State Share shall be given in Writing.

The Business

5.
The Company may engage in any service, sector or type of business which, under these Articles of Association, it was authorized to manage or engage in, whether expressly or by implication. The Board of Directors may decide to abandon or suspend the management of such sector or type of business, whether it actually started to manage them or not.

6.	The Company may donate a reasonable sum to a worthy cause, even if the donation is not part of its business considerations, the object of which is to generate profits.

ICL Group Ltd. – Articles of Association

The Share Capital and the Rights Attaching to the Shares

7.
The registered share capital of the Company is NIS 1,485,000,000, divided into 1,484,999,999 ordinary shares of a par value of NIS 1 each (hereinafter: "the Ordinary Shares") and one registered Special State Share of a par value of NIS 1.

8.	(a)	(1)	The Ordinary Shares shall be equal in their rights and shall grant their holders the right to receive notices concerning General Meetings of the Company, to participate and vote therein, to elect the members of the Board of Directors as set forth in these Articles of Association, as well as the right to participate in the distribution of the Company's profits and the distribution of surplus assets upon liquidation.

(2)
In case of distribution of dividends – they shall be paid proportionally to the amounts paid up or credited as paid up on account of the par value of the shares, without taking into account the premium paid on them.

(3)
Ordinary Shares which have been paid up or credited as paid up, in full or partially, within any period with regard to which the dividends are paid, shall entitle their holders to the dividend so that, unless determined otherwise in the terms of their issue, it will be proportional to the amount paid up or credited as paid up on the par value of those shares as at the date of its payment.

(4)
In case of distribution of bonus shares – they shall be distributed among the holders of the Ordinary Shares in the same proportion as they are entitled to participate in the distribution of a dividend, and shall be of the same class as the shares in respect of which they were distributed.

(5)
Upon liquidation of the Company, its surplus assets shall be distributed, including all its obligations, subject to rights granted for any class of shares which have been issued at that time, if any, among the holders of the Ordinary Shares, proportionally to the amount paid up or credited as paid up on the par value of those shares, without taking into account the premium paid on the shares.

(b)
The Special State Share can not be sold or transferred from the name of the Government of Israel, and shall grant its holder, for the purpose of preserving the essential interests of the State, the following rights:

(1)
Sale or transfer of material assets of the Company or the granting of any other right in such assets (hereinafter: "Transfer"), not in the ordinary course of the Company's business, shall be invalid without the consent of the holder of the Special State Share, which may oppose Transfer of a material asset as aforesaid only if it is likely, in its opinion, to harm one of the essential interests of the State as defined below.

In this Article 8(b)(1) – Transfer of material assets not in the ordinary course of the Company's business, means – including simultaneously or in parts, whether in one transaction or in a series of transactions of each of these:

(a)
Transfer of shares or other Securities in the Company, including Securities held by the Company in another corporation, as a result of which another will hold more than 25% of the voting rights in the Company or the other corporation, or as a result of which the control in the Company or in the other corporation will transfer or is likely to transfer to another holder (in this paragraph, Transfer – including allotment of Securities).

ICL Group Ltd. – Articles of Association

(b)
Assets that are essential to the existence and development or preservation of the production capabilities of the Company. These assets include: production lines, including production facilities, mining and quarrying rights, marketing arrays, know-how and technology – whether protected by patents or other intellectual property rights or not.

(2)
Decisions on voluntary liquidation, as well as decisions on a settlement or arrangement pursuant to Section 350 of the Companies Law, or decisions on a change or reorganization of the structure of the Company, or on a merger (except for mergers of corporations controlled by the Company or controlled by a subsidiary, where such mergers will not prejudice the rights or powers of the holder of the Special State Share) – shall be invalid without the consent of the holder of the Special State Share.

(3)	(a)	Any acquisition or holding of shares in the Company, of 14% or more of the issued share capital of the Company, shall not be valid for the Company unless the consent of the holder of the Special State Share was obtained.

(b)
Any acquisition or holding of 25% or more of the issued share capital of the Company (including the making up of a holding to 25%), shall not be valid for the Company unless the consent of the holder of the Special State Share was obtained, even if such consent was obtained in the past for a holding of less than 25%.

(c)
In addition to the aforesaid, the consent of the holder of the Special State Share shall be required for any percentage of holding of shares in the Company's share capital which grants their holder the right, the ability or the practical possibility to appoint, directly or indirectly, a number of Directors in the Company which constitute half or more of the number of members of the Board of Directors of the Company, as it actually numbers from time to time. A holding of a percentage of the share capital for which the consent of the holder of the Special State Share is required as aforesaid, shall not be valid for the Company as long as such consent has not been obtained.

(d)
The holder of the Special State Share may make its consent under this Article 8(b)(3) contingent on terms at its discretion, for securing the essential interests of the State. Furthermore, it may waive, on terms it stipulates, toward a certain shareholder, for a limited period or in perpetuity, any of the rights granted him under these Articles of Association. Any such waiver shall not be deemed to be a change or amendment of these Articles of Association or of the rights attaching to the Special State Share.

(e)
Any lien and/or pledge transaction of shares in the Company in which, as a result of the enforcement or exercise of rights thereunder, the owner of the lien or pledge is likely to hold shares from the share capital of the Company in the percentages stated in Articles 8(b)(3)(a) to 8(b)(3)(c) inclusive of these Articles of Association, or to increase its holdings to those percentages, shall not be valid without the consent of the holder of the Special State Share, and everything stated in this Article 8(b)(3) concerning holding or acquisition of shares shall apply also to their lien or pledge.

ICL Group Ltd. – Articles of Association

(4)
The holder of the Special State Share shall be entitled to receive into its possession, upon its demand, from the Company, any information and documents which a holder of Ordinary Shares in the Company is entitled to receive, and in addition thereto shall be entitled to receive any information and documents which a Director and/or outside Director is entitled to receive. Any information, which a General Meeting of the Company receives or is entitled to receive, shall be conveyed to the holder of the Special State Share prior to the convening of the General Meeting. The holder of the Special State Share shall use this information only for the purpose of exercising its rights according to these Articles of Association, for preserving the essential interests of the State.

(5)
Whoever requests the consent of the holder of the Special State Share for any of the matters, for which its consent is required according to these Articles of Association, shall apply in Writing to the holder of the Special State Share, where the application includes the information needed for making the decision.

(5a)
The Company shall notify whoever reported to it that it is an interested party in the Company, that voting at its General Meetings by virtue of the shares held by the interested party, shall be made conditional by the Company upon the submission of written confirmation, prior to the General Meeting, by whoever wishes to vote by virtue of those shares, that to the best of its knowledge, the voting is by virtue of shares, the holding of which does not require the consent of the holder of the Special State Share according to the Articles of Association of the Company, or that such consent was given.

The Company shall make such voting contingent also in relation to whoever wishes to vote at a General Meeting or to appoint Directors by virtue of the shares constituting 14% or more of the issued share capital of the Company.

(6)
The holder of the Special State Share shall be deemed to have given its consent for the actions mentioned in Articles 8(b)(1), 8(b)(2) and 8(b)(3)(e) of these Articles of Association, if within 90 days of the date it was requested, in Writing, to give its consent (where the request includes the information required for making the decision), it did not give a negative answer or did not give any answer – if one of the Ministers holding the Special State Share did not request that the matter be brought before the Government for discussion within that period.

(7)
Any consent, waiver or approval of the holder of the Special State Share shall be in Writing. The effect of any consent or waiver or approval of the holder of the Special State Share shall be from the date it is given, unless expressly stated otherwise.

(8)	In these Articles of Association, "the essential interests of the State" means

(a)
To preserve the character of the Company and its subsidiaries, Dead Sea Works Ltd., Rotem Amfert Negev Ltd., Dead Sea Bromine Ltd., Bromine Compounds Ltd. and Tami (E.M.I) Research & Development Institute Ltd. (the Company and the above subsidiaries shall be referred to in this Article 8(b) below as "the Companies"), as Israeli companies, the center and management of whose business is in Israel.

ICL Group Ltd. – Articles of Association

(b)
To supervise the control of quarries and natural resources, for their development and efficient exploitation, including maximum implementation in Israel of the results of the investments, the research and the development.

(c)	To prevent the acquisition of a position of influence in the Companies by hostile entities, or entities which are liable to harm the foreign and security interests of the State.

(d)
To prevent the acquisition of a position of influence in the Companies or the management of the Companies, where such acquisition or management is liable to create a situation of conflict of material interests liable to harm one of the essential interests listed above.

(9)
In this Article 8(b) and in Article 38(a) of these Articles of Association: "holding” or "acquisition" of shares, "control" and "affiliated company" as these terms are defined in Section 1 of the Securities Law, and including holding by a holder or holders acting in coordination or as one, or in cooperation; however, in counting the holdings of a holder, its holdings by means of an affiliated company whose securities have been offered to the public shall not be taken into account, provided that the affiliated company is not in its control, alone or together with others who hold securities of the Company.

(10)
The rights listed in this Article 8(b) and in Articles 4, 38(a), 68, 82(d), 83, 84, 92(c) and 117(c) of these Articles of Association, are the rights attaching to the Special State Share, and other than those, the Special State Share shall not grant its holder any voting rights or capital rights whatsoever.

A change, amendment or cancellation of this Article 8(b) shall be deemed to be a change of the rights attaching to the Special State Share, and shall not be made without the consent of the holder of the Special State Share. Any decision or action, which is contrary to or not in compliance with the provisions of this Article 8(b), shall be void and invalid without receipt of the consent of the holder of the Special State Share.

Any change of these Articles of Association in a way liable to prejudice, directly or indirectly, the rights attaching to the Special State Share, shall be deemed to be a change of the rights attaching to the Special State Share. Any decision or action which is liable to prejudice, directly or indirectly, the rights attaching to the Special State Share, shall not be done without the consent of the holder of the Special State Share, and shall be void and invalid without receipt of the consent of the holder of the Special State Share.

Shares

9.
Taking into consideration the provisions of the Law and the provisions on this matter in these Articles of Association, where they exist, the Company can create shares with privileges or with deferred rights or with rights of redemption or with other special restricted rights or restrictions in connection with the distribution of the dividends, a right of opinion, clearance of fund capital, or in connection with other matters, as may be determined by the Company from time to time, and to issue them from time to time, in accordance with a resolution of the Board of Directors.

10.	(a)	A change in the rights attaching to a class of shares shall be made in a resolution of the holders of shares of that class and in a resolution of meetings of those classes of shares whose rights will be prejudiced by the change, by a simple majority of those present and who vote at such meetings.

ICL Group Ltd. – Articles of Association

(b)
The provisions of these Articles of Association concerning General Meetings shall apply, mutatis mutandis, to any Special General Meeting as aforesaid, but the quorum required shall be constituted when there are present, in person or by proxy, two members who together hold more than 50% of the issued shares of the same class, and at such a Special General Meeting which was adjourned for lack of a quorum, the quorum required shall be – at least two members with a voting right who are present in person or by proxy, who hold at least one third of the issued shares of the same class.

11.	A.
Subject to the provisions of the Law, any law and these Articles of Association, the Board of Directors may issue or allot shares and other securities, convertible to or exercisable for shares, up to the limit of the registered share capital of the Company (and for this matter, securities convertible to or exercisable for shares shall be seen as if converted or exercised on the date of the issue).

B.	The authority of the Board of Directors as provided in sub-article (A) can be delegated as provided in paragraphs (1|) or (2), as the Board of Directors decides:

(1)
To a committee of the Board of Directors – Upon the issue or allotment of securities as part of an employee compensation plan or employment or salary agreements between the Company and its employees, or between the Company and employees of a related company whose board of directors consented to it in advance, provided that the issue or allotment is according to a plan that includes detailed criteria outlined and approved by the Board of Directors.

(2)
To a committee of the Board of Directors, the CEO or similar office-holder (in this Article – the CEO), or to another person recommended by the CEO – Upon an allotment of shares due to exercise or conversion of securities of the Company.

12.
If under the terms of any allotment of a share, payment of the share, in full or in part, is in installments, then each such installment shall be paid to the Company on its due date by the Person who is the registered owner of the shares at that time, or by his legal guardian.

13.	Upon the allotment of shares, the Board of Directors may introduce differences among those shareholders in relation to the amounts of the calls and/or their payment schedule.

14.
Unless stipulated otherwise in these Articles of Association, the Company shall see whoever is registered in the Shareholders Register as the owner of a share or whoever holds a share certificate or to whomever a share is credited with a member of the stock exchange and that share is included among the shares registered in the Shareholders Register in the name of a nominees company, as the outright owner of that share, and accordingly, it shall not be bound to recognize any claim on the basis of equitable title or a right contingent upon conditions or a future right or a partial right in the share, or on another basis in relation to such a share, or in relation to a benefit therein on the part of any other Person

15.	Where two or more Persons are registered as joint holders of a share, each of them may give binding receipts for any dividend or other moneys in connection with that share.

ICL Group Ltd. – Articles of Association

Share Certificates

16.
A certificate of possession of shares shall be issued with the Stamp of the Company and signed by two Directors together, or by one Director and the Company Secretary, or by any other Person appointed by the Board of Directors, all subject to the provisions of the Law and its concomitant Regulations.

17.
Any shareholder may accept from the Company, free of charge, within a period of two months after the allotment or registration of the Transfer (unless the terms of the issue determine a longer period), one certificate in respect of all the shares registered in his name, which sets out the number of shares in respect of which it is issued, and the amount paid for them, and any other detail which the Board of Directors considers important.

18.	(a)	A share certificate registered in the names of two or more Persons shall be delivered to the Person whose name appears first in the Shareholders Register among the names of the joint owners.

(b)
If a share certificate is lost or disfigured, the Company may issue another certificate in its place, for payment, if imposed, and on such terms relating to proof of loss or disfigurement and relating to guarantee for damages, as the Board of Directors sees fit.

Call for Payment

19.
The Board of Directors may, from time to time, at its discretion, issue calls for payment to the shareholders for all the moneys not yet paid up in respect of the shares which are held by each of the shareholders, and which, under the terms of allotment of the shares, need not be paid on fixed dates, and each shareholder must pay the Company the amount of the call, at the time and in the place determined by the Board of Directors. A call can be by dividing the payment into installments.

20.
For every call, at least14 days' notice shall be given, stating the amount of the payment and the place for its payment. The Board of Directors may, by giving written notice to the shareholders, cancel the call or postpone its date of payment. The Board of Directors may introduce differences among the shareholders in relation to the amounts of the calls and/or their dates of payment.

21.	A call shall be deemed to have been made on the date on which the Board of Directors decided on the call.

22.	Joint owners of a share shall be jointly and severally responsible for payment of all the payment installments and the call arriving in respect of such a share.

23.
If a call or an installment due on account of a share is not paid on the date designated for payment or prior thereto, the Person who at that time is an shareholder must pay interest on the amount of the call or the installment, at the rate determined by the Board of Directors according to market credit conditions from time to time, starting from the date designated for payment and ending on the date of actual payment. But the Board of Directors may waive payment of all the interest or part thereof.

24.
Any sum which, under the terms of allotment of a share, must be paid at the time of the allotment or on a fixed date, whether on account of the par value of the share or as a premium, shall be considered, with regard to these Articles of Association, as a call duly made by the Board of Directors and for which notice was duly given, and the date of payment is the date fixed for payment. In case of non-payment, all the Articles of these Articles of Association, which deal with payment of interest and expenses, forfeiture of shares, and all the other Articles relating to calls, shall apply.

ICL Group Ltd. – Articles of Association

25.
A shareholder shall not be entitled to receive a dividend or to exercise any right as a shareholder unless he has cleared all the calls which are paid from time to time and which apply to his shares, whether he holds them alone or together with another Person, plus linkage differentials and interest and expenses, if any.

26.
The Board of Directors may, if it sees fit, accept from a shareholder who wishes to pay in advance all or part of the moneys due on account of his shares, in addition to the amounts actually called, and it may pay him interest, at a rate to be agreed upon between the Board of Directors and the shareholder, on amounts paid in advance as aforesaid, or on that part thereof which exceeds the amount which at that time had been called on account of the shares in relation to which the advance payment was made, or it may come to another arrangement with him, which will compensate him for the advance payment. The Board of Directors may, at any time, as long as its due date has not arrived, reimburse the amount paid in advance as aforesaid, by giving the shareholder three months' notice in Writing.

Forfeiture and Lien

27.
If a shareholder does not pay any or all calls or any payment installments on or before the date set for its payment, the Board of Directors may, at any time thereafter, as long as the call or the payment installment remains uncleared, deliver notice to such shareholder and demand that he pay them plus linkage differentials and accrued interest, as well as any expenses which the Company has incurred by reason of such non-clearance.

28.
The notice shall name a day (which shall be at least 14 days after the date of the notice) and a place, on which and in which the above call or installment should be paid, plus linkage differentials and interest and expenses as aforesaid. The notice shall also state that in the event of non-payment on or before time and in the place appointed in the notice, the shares in respect of which the call was made or the installment was due, shall be liable to forfeit.

29.
If the requirements of the above notice are not met, then at any time thereafter and before payment of the call or installment, the linkage differentials, the interest and the expenses demanded in the notice has been made, any share in relation to which the above notice was given may, by a resolution of the Board of Directors to that effect, be forfeited.  Forfeiture of the shares shall include all the dividends of those shares, which were not paid before the forfeiture, even if announced but not actually paid before the forfeiture.

30.
Any share forfeited as aforesaid shall be considered a dormant share, and the Board of Directors may sell it, as it decides, taking into consideration these Articles of Association and subject to the provisions of any law.

31.	The Board of Directors may, at any time prior to the sale of any share forfeited as aforesaid, cancel the forfeiture on such terms as it sees fit.

32.
A shareholder whose shares were forfeited shall cease to be a shareholder in respect of the forfeited shares; nevertheless, he shall be required to pay the Company the entire call, payment installments, linkage differentials and interest and the expenses due on account of or for those shares at the time of the forfeiture, plus the interest on those amounts at the maximum rate permitted at that time by law, from the date of the forfeiture to the date of the payment. The shareholder shall be required to fulfill all the claims and demands which the Company could have made in relation to the shares up to the date of the forfeiture, without deduction or discount for the value of the shares on the date of forfeiture. His obligation will be discharged after the Company receives the full consideration, which the shareholder undertook to pay, plus the expenses involved in the sale. If the consideration received from the sale of the forfeited shares exceeds the consideration which the debtor undertook to pay, the debtor shall be entitled to recoup the partial consideration he gave for them, if any, provided that the consideration remaining in the hands of the Company shall be not less than the full consideration which the debtor undertook to pay plus the expenses involved in the sale.

ICL Group Ltd. – Articles of Association

The Board of Directors may, but is not obligated to, require the shareholder to pay some or all of these sums of money, if it sees fit to do so. Forfeiture of a share shall bring with it, a the time of forfeiture, cancellation of any right in the Company and any claim or demand against it in relation to the share, except for those rights and obligations which are excluded from this rule by virtue of these Articles of Association or which the law vests in or imposes upon a former shareholder.

33.
The provisions of these Articles of Association concerning forfeiture of shares shall apply also to cases of non-payment of a known amount which, under the terms of issue of the share or under the terms of allotment of the share, falls due on an appointed ate, whether it is on account of the par value of the share or as a premium, as if that amount were due for payment by virtue of a call duly made and delivered.

34.
The Company shall have a first right of lien on all the shares registered in the name of any holder of a share, whether alone or jointly with others, except for shares which are fully paid up, and on consideration of their sale, to secure the debts and obligations of that shareholder to the Company, whether himself or with others, whether the date of clearance of those debts or the date of discharge of those obligations has arrived or not arrived, whatever the source of those debts, and no equitable rights shall be created on any share except as provided in Article 14 of these Articles of Association.

The above lien shall apply to all the dividends announced from time to time on those shares.

35.
In order to enforce the above lien, the Board of Directors may sell the forfeited shares as it sees fit, at its discretion, but no share may be sold unless the period referred to in Article 28 above has elapsed and written notice was delivered to the shareholder, his heirs, the executors of his will or the managers of his estate, that the Company is considering selling the share, and the shareholder, his heirs or the executors of his will or managers of his estate have not paid the above debts or have not fulfilled or discharged the above obligations within 7 days of the date of sending the notice.

36.
The net consideration from any such sale, after payment of the sale expenses, shall be used for clearance of the debts and discharge of the obligations of that shareholder (including the debts, obligations and contracts for which the date of payment has not yet arrived), and the surplus (if remaining) shall be paid to him, his heirs, the executors of his will or the manages of his estate, or to whomever the shareholder transfers the right thereto.

37.
If a sale was made after forfeiture or for enforcement of a lien, by way of prima facie exercise of the powers granted above, the Board of Directors may register those shares in the Shareholders Register in the name of the buyer, and the buyer shall not be required to ascertain the regularity of the actions or the manner of disposition of the proceeds of the sale, and after those shares are registered in his name, no Person shall appeal the validity of the sale.

ICL Group Ltd. – Articles of Association

Transfer of Securities

38.	(a)	(1)
An Annual General Meeting shall convene once a year, not later than 15 months after the last Annual General Meeting, at the time and in the place determined by the Board of Directors. Such General Meetings shall be called "Annual Meetings", and all the other meetings of the Company shall be called "Special Meetings". The term "General Meeting", insofar as it appears in these Articles of Association, shall relate to both types of meeting together.

(2)
Immediately after a Person has notified the Company Secretary as aforesaid, the Company Secretary shall request from the holder of the Special State Share, its consent to the holding. The Secretary shall attach to his request all the documents and information relevant to the matter, as well as any additional information required by the holder of the Special State Share.

(3)
As long as the consent of the holder of the Special State Share to the holding of shares in the above percentages, as may be, has not been received in Writing, or if the holder of the Special State Share does not consent to approve such holding, a Person cannot receive or exercise, with regard to the Company, any right vested in a shareholder who holds shares in a percentage that exceeds the percentage for which the consent of the holder of the Special State Share is required. Without derogating from the aforesaid, a Person shall not appoint Directors in the Company in a number exceeding the number of Directors he would have been authorized to appoint according to the shares he holds and for the holding of which no permit or additional permit is required, as the case may be, and in General Meetings his vote shall be according to a vote count as per the percentage of the quantity of shares for the holding of which he does not require a permit or additional permit, as the case may be.

(4)	Having received the response of the holder of the Special State Share to the request for a permit for a holding as aforesaid, the Company shall act as follows:

(a)	If the reply was positive – the holding or voting agreement shall be registered in the Company's books, noting the granting of the permit and the terms stipulated therein.

(b)
If the reply was negative – the Board of Directors or the Company Secretary shall inform whoever requested the permit of the reply, and demand of him to reduce the percentage of his holdings in the Company within a period to be set in the notice and which shall not exceed 30 days, to a lower percentage than that not permitted him.

If within that period the shares were not transferred as aforesaid, the Board of Directors shall be required to sell the shares through the stock exchange or in an off-the-floor transaction, at such price and on such terms as it sees fit. Any decision or action made by the Board of Directors as aforesaid in this Article shall be final and absolute, and any transfer or sale of shares carried out in accordance with this Article shall be acceptable towards any third party.

ICL Group Ltd. – Articles of Association

Without derogating from the aforesaid, no allegation shall be entertained concerning the rights of the transferee concerning a share sale proceeding, and the transferee may demand that the Company's books be altered accordingly.
The provisions of these Articles of Association concerning forfeiture and lien of shares shall apply, mutatis mutandis, to a sale of shares pursuant to this Article insofar as they do not contradict the aforesaid.

(5)
The registration of shareholders in the Shareholders Register or in the Material Shareholders Register can be done only after receipt of the consent of the holder of the Special State Share, insofar as it is required pursuant to these Articles of Association.

(6)
The Directors are not required to give reasons for their decisions on the mattes referred to in this Article. Any such decision shall be conveyed to a shareholder at his address as written in the Shareholder Register, and if there is no such address, it shall be published in at least two daily newspapers, and its publication shall constitute, in all matters and respects, notice delivered to the shareholder himself.

A change, amendment or cancellation of this Article 38(a) shall be deemed to be a change of the rights attaching to the Special State Share, and shall not be made without the consent of the holder of the Special State Share. Any decision or action which contravenes or does not comply with the provisions of this Article 38(a), shall be void and invalid without receipt of the consent of the holder of the Special State Share.

Any consent or waiver or approval of the holder of the Special State Share shall be given in Writing.

(b)	Subject to the aforesaid, fully paid up shares can be transferred without need for the approval of the Board of Directors.

The aforesaid notwithstanding, the Special State Share cannot be transferred.

39.
No transfer of securities shall be registered unless a suitable deed of transfer is submitted to the Company. A deed of transfer of a Company security shall be signed by the transferor and the transferee, and the transferor shall be considered as the holder of the transferred security until registration of the name of the transferee in the Shareholders Register or in other registers maintained by the Company, as the case may be, in respect of the transferred security.

40.	The deed of transfer of a security, in the form below or in as similar form as possible, or in any normal or acceptable form as approved by the Board of Directors or by the Company Secretary:

I, _____________, of __________________________, in consideration of NIS ______ which was paid to me by ________________ of _________________________ (hereinafter called "the Transferee"), hereby transfer to the Transferee ______ shares of NIS ______ each, which are marked with the numbers __________ to __________ inclusive, of ICL Group Ltd., to be held by the Transferee, the managers of his estate, his guardians and legal representatives, in accordance with the terms under which I held them prior to signing this deed, and I, the Transferee, hereby agree to accept the above shares on those terms.

In witness whereof we have affixed our signatures this ____ day of the month of __________, in the year _______.

ICL Group Ltd. – Articles of Association

The Transferor	The Transferee
Witness to the Transferor's signature	Witness to the Transferee's signature

41.
Every deed of transfer of securities shall be submitted to the Office for registration, together with the certificates of the shares which are to be transferred if the deed is for a transfer of shares, and any other proof which the Company may demand concerning the proprietary right of the transferor or his right to transfer the securities. All the deeds of transfer, which are registered, shall remain in the hands of the Company.

42.	The Company may demand payment of a fee for registration of the transfer, in an amount, which shall be determined by the Board of Directors from time to time.

Assignment of Securities (Transfer by Virtue of the Law)

43.
Subject to the provisions of Article 8(b)(3) of these Articles of Association, upon the death of a holder of Company securities, the Company shall recognize the executors of the will or managers of the estate of a single holder of securities who died, and where there are no executors of a will or manages of an estate, Persons who have a benefit as the heirs of a single holder of securities who died, as the sole Persons having rights to the securities of the deceased. With regard to a security, which is registered in the names of two or more holders, the Company shall recognize as those with rights to the security only those who are still alive, but nothing aforesaid shall exempt the estate of the deceased joint holder of a security from any obligation in respect of any security that he jointly owned.

44.
The Company may, subject to the provisions of Article 8(b)(3) of these Articles of Association, recognize a receiver or liquidator of a holder of a Company security which is a corporation in liquidation or winding down, or a trustee in bankruptcies or any receiver of a bankrupt holder of securities of the Company, as being entitled to a security registered in the name of such a holder of securities of the Company.

45.
Whoever becomes entitled to a security due to his being a guardian or executor of an estate or the heir of a holder of securities of the Company or a receiver or liquidator or trustee in bankruptcies of a holder of securities of the Company or according to another provision of law, may, subject to the provisions of Article 8(b)(3) of these Articles of Association, upon presenting proof of his right – as the Board of Directors may demand – be registered as the owner of the security or transfer it, subject to the provisions included in these Articles of Association in relation to transfer, to another Person.

46.
Subject to the provisions of Article 8(b)(3) of these Articles of Association, anyone becoming entitled to a security as a result of the death or bankruptcy of its holder, or other transfer by virtue of the Law, shall be entitled to the same dividends and other rights as those to which he would have been entitled were he the registered holder of the security, except he shall not be entitled to exercise thereby any right which is granted to a holder of a security in the Company with regard to Company Meetings, before he is registered in relation to that security in the Shareholders Register or in other registers maintained by the Company, as the case may be.

Share Warrant

47.	The Company may issue a share warrant for a fully paid up share, subject to the provisions of the Law and its concomitant Regulations.

ICL Group Ltd. – Articles of Association

Redeemable Securities

48.
The Company may, taking into consideration the provisions of the Law, issue redeemable securities and redeem them on terms which it stipulates. In redeeming such shares, the Company shall act in accordance with the provisions of the Law.

Conversion of shares to stock

49.
With the prior approval of the Company at a General Meeting, the Board of Directors may convert fully paid up shares to stock, and it may also, with similar approval, reconvert the stock to paid up shares of any mount whatsoever.

50.
Stockholders may transfer the stock, in whole or in part, in the same manner and in accordance with the same Articles to the extent possible, just as they could have transferred, before the conversion, the shares from which the stock was created; in addition, the Board of Directors may determine, from time to time, the minimum quantity of the stock which can be transferred, and may limit or forbid quantities smaller than that minimum, but the minimum shall not exceed the nominal sum of all the shares from which the stock was created.

51.
Stockholders shall have, according to the percentage of stock they hold, the same rights and discounts relating to dividends and other matters as if they held the shares from which the stock was created. These rights and discounts, apart from the right to share in dividends and in the profits of the Company, shall not be acquired by a part of stock which, were it in shares, would not entitle its holder to that right or that discount.

52.
Those Articles in these Articles of Association which apply to fully paid up shares shall apply also to stock, and the words "shares" and "shareholder" mentioned therein shall include also "stock" and "stockholder".

Change of Capital

53.
The Company may, from time to time, subject to the provisions of the Law, increase the registered share capital by creating new shares, whether all the shares whose issue has been decided upon have been issued by that time or not, and whether all the shares issued up to that time were fully called or not.

54.
The increase referred to in Article 53 of these Articles of Association shall be of such amount and divided into shares of such par value, and shall be issued with such stipulations and terms and with such rights and additional rights attaching to them, as the resolution of creation of the shares shall provide, and in particular, the shares can be issued with a prerogative or a qualified right to dividends or distribution of assets and with a special right to vote or without any right to vote – all subject to the provisions of Article 10 of these Articles of Association.

55.
Unless stated otherwise in the resolution on increasing the share capital, the new shares shall be subject to the exact same provisions concerning payment of calls, right of lien, forfeiture, transfer, delivery and all other provisions applicable to the shares of the original share capital.

56.	The Company may:

(a)	consolidate and redivide its share capital into shares of a larger sum than the existing shares;

(b)	divide, by redistribution of all or some of its existing shares, its share capital, in whole or in part, into shares of a smaller sum that the sum stated in these Articles of Association;

ICL Group Ltd. – Articles of Association

(c)	cancel registered share capital that has not yet been allotted, provided that there is no Company undertaking, including a conditional undertaking, to allot the shares;

(d)	reduce its share capital in the same way and on the same terms, to the extent required, as the Law requires.

57.	The shareholders have no priority to buy new shares in the Company.

Authority to Borrow Money

58.	Without derogating from the generality of the provisions of Article 107 of these Articles of Association, the Board of Directors may, from time to time, as it sees fit:

(a)	give approval for the Company to borrow money in any amount and ensure its clearance in any way to sees fit;

(b)
give approval for the Company to give guarantees, collateral and securities of any kind whatsoever, which in the opinion of the Board of Directors can be given to the Company's benefit, and this shall include the Company being authorized to issue bonds, stock of bonds, promissory notes and bills of exchange, capital notes and deposit certificates of any kind whatsoever, and other securities of any kind which are convertible into other securities of any kind, and also to pledge and place a lien on the assets and/or property of the Company, in whole or in part, whether in the present or in the future (including share capital not yet called,  or called and not yet paid), whether a floating lien or a fixed lien.

(c)
Debentures and all types of deeds of commitment or other securities can be issued with a discount, at a premium or in any other way, and with privileges or deferred rights or other rights, all as the Board of Directors shall decide.

59.
In cases where a Director or any Person is held personally liable for the payment of any amount of money which is firstly due from the Company, the Board of Directors may draw up or cause to be drawn up any mortgage, lien or security on the Company's assets or any part thereof, as indemnity to secure the Directors or the Persons held liable as aforesaid, against any loss due to that liability.

General Meetings

60.	60.1
An Annual General Meeting shall convene once a year, not later than 15 months after the last Annual General Meeting, at the time and in the place determined by the Board of Directors. Such General Meetings shall be called "Annual Meetings", and all the other meetings of the Company shall be called "Special Meetings". The term "General Meeting", insofar as it appears in these Articles of Association, shall relate to both types of meeting together.

60.2
The agenda of an Annual Meeting shall include discussion of the financial statements, the Directors' Report, the appointment of Directors and the appointment of an auditor (including reporting on the fees and other engagement with it); the agenda can include additional subjects decided upon by the Board of Directors, including a subject requested in advance of the Board of Directors by one or more shareholders who have at least one percent of the voting rights in the General Meeting, provided that the subject is appropriate for discussion in the General Meeting.

ICL Group Ltd. – Articles of Association

60.3
The agenda at a Special Meeting shall be decided by the Board of Directors and shall include subjects for which the Special Meeting must be convened, and a subject requested in advance of the Board of Directors by one or more shareholders who has at least one percent of the voting rights in the General Meeting, provided that the subject is appropriate for discussion in the General Meeting.

61.
The Board of Directors may call a Special Meeting whenever it sees fit to do so. A Special Meeting can be convened upon the demand of a Director/s or shareholder/s as prescribed in Section 63 of the Law, and if the Board of Directors did not convene it upon such demand, those demanding it may convene it in accordance with Section 64 of the Law or may apply to the Court with a request that it convene it, as provided in Section 65 of the Law.

62.	62.1
Notice of a General Meeting shall be published as required by the Law and state the type of meeting, the place and date of its convening, the subjects on the agenda, a summary of the proposed resolutions, the majority required for adoption of the resolutions, the record date for the shareholders to vote in the General Meeting, whether it has been determined that an adjourned Meeting will take place on a date later than that prescribed in the Law – that date, the telephone number and address of the registered Office of the Company, the dates on which the full text of the proposed resolutions can be read, whether there are subjects on the agenda of the Meeting which can be voted upon by voting slips – the quantity of shares constituting the percentage of all the voting rights, if any such percentage has been determined in regulations or in these Articles of Association, and all the details which the Law, its concomitant Regulations and any law requires to be provided.

62.2
Notice of a General Meeting shall be submitted to the shareholders as required by law.  Notice of a General Meeting shall be published in at least two daily Hebrew-language newspapers of wide circulation and on the Company's website.

Discussions at General Meetings

63.
No discussion shall be opened at a General Meeting unless a quorum is present at the opening of the Meeting. A quorum shall be constituted when there are present, in person or by proxy, two shareholders who together hold more than 50% of the issued shares granting voting rights in the Company.

64.
If after the elapse of half an hour from the time set for the Meeting a quorum is not present, the Meeting shall be adjourned to the same day the following week, at the same time and in the same place, or to any other date and/or time and/or place, as the Board of Directors shall stated in a notice to the shareholders; and if at the adjourned Meeting no quorum is present after the elapse of half an hour from the time set for the Meeting, then two shareholders with voting rights who hold at least one third of the issued share capital of the Company, who are present in person or by proxy, shall constitute a quorum, and may discuss and resolve the matters for which the Meeting was called.

65.
The Chairman of the Board of Directors, and in his absence – the Vice-Chairman, if there is a Vice-Chairman, shall chair every General Meeting of the Company; if there is no Chairman or Vice-Chairman as aforesaid or he is not present after the elapse of 15 minutes from the time set for the Meeting, or if either of them does not wish to chair the Meeting, the shareholders who are present at the Meeting shall elect one of themselves to chair the Meeting.

ICL Group Ltd. – Articles of Association

66.
All resolutions of the General Meeting shall be adopted by a simple majority of the shareholders who are present at the Meeting and who vote on the resolutions, unless stated otherwise in the Law or in these Articles of Association.

67.	The chairman of a General Meeting shall have an additional or casting vote.

68.	Any proposed resolution which is submitted to the Meeting shall be resolved by a count of votes.

A change, amendment to cancellation of thus Article 68 shall be deemed to be a change in the rights attaching to the Special State Share, and shall not be made except with the consent of the holder of the Special State Share. Any decision or action which contravenes or does not comply with the provisions of this Article 68 shall be void and invalid without receipt of the consent of the holder of the Special State Share.

Any consent, waiver or approval of the holder of the Special State Share shall be given in Writing.

69.	A dispute concerning the acceptance or rejection of a vote shall be resolved by the chairman, and his decision shall be final and absolute.

70.
The announcement by the chairman of the General Meeting that a resolution has been passed unanimously or by a certain majority or has been rejected, shall serve as prima facie evidence of that fact, and there shall be no need to prove the number of votes or the quota of votes which were cast in favor of the resolution or against it.

71.
A General Meeting at which a quorum is present may resolve to adjourn the Meeting, the discussion or a decision on a resolution which appeared in the agenda, to another time or another place, but at the adjourned Meeting, the discussion shall be only of the subjects of which discussion was not completed at the Meeting that decided on the adjournment. Notice of the adjournment and of the subjects on the agenda of the Meeting that was adjourned, shall be given to all the shareholders in the way determined in Article 62 of these Articles of Association.

If a General Meeting is adjourned without changing its agenda, to a date which does not exceed 21 days, notices and invitations relating to the new date will be given as early as possible, and no later than seventy-two hours before the General Meeting.

72.
The General Meeting may assume powers vested in another organ, and may decide that the powers vested in the CEO should be transferred to the authority of the Board of Directors (or to the Chairman of the Board, is permitted by law), all for a particular matter or for a certain period of time that does not exceed the time required under the circumstances.

Voting of the Shareholders

73.
Subject to all the special terms, privileges and limitations concerning the voting of shareholders, which are entailed a that time in any shares, in a vote by vote count, each shareholder who is present in person or by proxy or who is voting by means of a voting slip, shall have one vote for every share he owns that grants a voting right.

74.
A corporation that holds shares in the Company may empower, by a resolution duly adopted by it, the Person it deems suitable to be its representative at any Meeting of the Company. A Person so empowered may exercise on behalf of the corporation he represents such powers as the corporation itself could exercise. A resolution shall be proven by the minutes or by another document, all in accordance with the foundation documents of the empowering company.

ICL Group Ltd. – Articles of Association

75.
In a case of joint owners of a share, the vote of the first of the joint owners shall be accepted, as cast by him or his proxy, and the votes of the other joint owners shall not be accepted, and for this purpose, the question of who is the first of the joint owners shall be resolved according to the order in which the names appear in the Shareholders Register.

76.
The shareholders may vote in person or by proxy or by means of a voting slip, or in the case of a corporation, by a representative as provided in Article 74 of these Articles of Association, or by a proxy or by means of a voting slip if the vote at that Meting is by voting slips..

77.
Any letter of appointment of a legal representative shall be signed by the appointer or by his legal representative who has written authority to do so, or, if the appointer is a corporation, the appointment shall be made in Writing, duly signed by the corporation or with the signature of its authorized legal representative.

78.	No shareholder may vote at a General Meeting unless he has paid the calls and all the moneys due from him at that time for his shares.

79.
Every letter of appointment of a legal representative, whether for a Meeting specifically referred to or otherwise, shall be, as far as circumstances allow, in the following form or in any other form approved from time to time by the Board of Directors or the Company Secretary:

I, ________________ of _________________, as owner of ________ _______ shares in ICL Group Ltd., hereby appoint Mr./Mrs./Ms_________________ of __________________, or in his/her absence, Mr./Mrs./Ms _________________ of __________________, to vote for me at the (Annual / Special) General Meeting of the Company  which will be held on the ____ of _________, ______ – and at any adjourned Meeting of that Meeting.

In witness whereof I have affixed my signature on the ____ day of __________, _____.

80.
A vote according to the provisions of the document appointing a legal representative shall be valid despite the death of the appointer or cancellation of the power of attorney or transfer of the share in respect of which such vote was cast, unless written notice of the death, cancellation or transfer was received at the Company's Office or by the chairman of the Meeting prior to the vote, and in case of cancellation of a power of attorney or a share transfer, if it was received at least 48 hours before the Meeting.

81.
The shareholders may vote at a General Meeting and at a specific type of Meeting by means of a voting slip in any manner permitted by law, on which the shareholder shall write his vote, in resolutions on subjects prescribed in the Law, and including on any subject which is determined by the Board of Directors, all on the terms and dates prescribed in law.

Board of Directors

82.	(a)
The number of members of the Board of Directors shall be decided by the General Meeting, and as long as not decided otherwise, shall not be less than 7 and not more than 20. The external Directors of the Company shall be included in the number of members of the Board of Directors.

(b)	The members of the Board of Directors shall be elected:

(i)	by the General Meeting; or
(ii)	by the Board of Directors of the Company as provided in Article 86 below.

ICL Group Ltd. – Articles of Association

(c)
All members of the Board of Directors shall hold office from the date of their election and/or appointment or from a later date if so decided in the appointment decision, until the subsequent General Meeting and subject to Article 87 of these Articles of Association.

(d)	The majority of the members of the Board of Directors shall be Israeli citizens and residents.

A change, amendment to cancellation of thus Article 82(d) shall be deemed to be a change in the rights attaching to the Special State Share, and shall not be made except with the consent of the holder of the Special State Share. Any decision or action which contravenes or does not comply with the provisions of this Article 82(d), shall be void and invalid without receipt of the consent of the holder of the Special State Share.

Any consent, waiver or approval of the holder of the Special State Share shall be given in Writing.

(e)	At least two external Directors shall hold office in the Company. The provisions of the Law and its regulations shall apply to their appointment, qualifications, tenure and authority.

83.
Notwithstanding everything prescribed in these Articles of Association, a Person who is not an Israeli citizen and resident shall not be elected and/or appointed a Director if, as a result of his appointment, the majority of the members of the Board of Directors will not be Israeli citizens and residents, and the election and/or appointment of such a Director shall not be valid and shall be seen as if it were never made.

A change, amendment to cancellation of thus Article 83 shall be deemed to be a change in the rights attaching to the Special State Share, and shall not be made except with the consent of the holder of the Special State Share. Any decision or action which contravenes or does not comply with the provisions of this Article 83, shall be void and invalid without receipt of the consent of the holder of the Special State Share.

Any consent, waiver or approval of the holder of the Special State Share shall be given in Writing.

84.
If a Director ceased to serve in his office for any reason whatsoever, and as a result thereof the majority of the members of the Board of Directors are not citizens and residents of Israel, in contravention of Articles 82(d) and 83, then the remaining Directors may act in any matter, subject to the provisions of Article 88 below, for 30 days only. If after the elapse of 30 days the composition of the Board of Directors has not changed so that most of its members are citizens and residents of Israel, the remaining Directors may act to convene a General Meeting of the Company, and only to the extent necessary.

A change, amendment to cancellation of thus Article 84 shall be deemed to be a change in the rights attaching to the Special State Share, and shall not be made except with the consent of the holder of the Special State Share. Any decision or action, which contravenes or does not comply with the provisions of this Article 84, shall be void and invalid without receipt of the consent of the holder of the Special State Share.

Any consent, waiver or approval of the holder of the Special State Share shall be given in Writing.

85.	A Director who has ceased to hold office can be re-elected subject to any law.

ICL Group Ltd. – Articles of Association

86.
The Board of Directors may, from time to time, appoint an additional Director or Directors to the Company, whether in order to fill the office of a Director that has fallen vacant for any reason or as an additional Director or Directors, provided that the total number of Directors does not exceed the maximum number stated in Article 82 above. A Director appointed in this way shall end his term of office on the date of the Annual General Meeting held after his appointment.

87.	A Director shall cease to hold office in each of these:

(a)	Upon his death.

(b)	If he is found to be legally incompetent.

(c)	If he goes bankrupt or has come to an arrangement with his creditors in bankruptcy proceedings.

(d)	If he gave notice of his resignation by written notice to the Company, to the Board of Directors or to the Chairman of the Board.

(e)	If his tenure was terminated by the General Meeting.

(f)	At the end of his term of office, unless he is appointed for an additional term.

(g)	If the Board of Directors adopted a resolution on the termination of his office, as provided in Section 231 of the Law.

(h)	If he was convicted of an offense, as prescribed in Section 232 of the Law.

(i)	In accordance with a decision of a court of law, as prescribed in Section 233 of the Law.

(j)	If there exists in him one of the circumstances that disqualifies a Person from serving as a Director according to any law.

88.
If no Director is elected or if the office of a Director falls vacant and no other Director is elected and/or appointed in his place, the remaining Directors may act in any matter as long as the minimum number of Directors as provided in Article 82 remains. If the number of Directors falls below that minimum, the remaining Directors shall act to convene a General Meeting of the Company as soon as possible to elect Directors, and until the convening of that Meeting, the remaining Directors may take essential actions only.

89.	(a)
Subject to the provisions of these Articles of Association and the Law, a Director may hold paid office or position in the Company and/or in another company which holds shares in the Company and/or in which the Company holds shares and/or  in which the Company has a benefit.

(b)
A transaction of the Company with one of its officers that is not consistent with his terms of service and employment, and a transaction of the Company with another Person in which an officer of the Company has a personal interest, and which is not an extraordinary transaction, shall be approved by the Board of Directors or whoever was appointed for that purpose by the Board of Directors or by the Audit Committee or by an officer in the Company who has no personal interest in the transaction; however, an officer in the Company and in a subsidiary controlled by the Company shall not be considered as having a personal interest in a transaction between the Company and the subsidiary due to his being an officer in both companies or due to his being a shareholder or holder of securities exercisable for shares of the Company.  An officer of several subsidiaries of the Company that are controlled by the Company, shall not be considered as having a personal interest in a transaction between the said subsidiaries, due to his being an officer in the transacting parties.

ICL Group Ltd. – Articles of Association

(c)
A transaction of the Company with one of its officers and transaction of the Company with another Person in which the Company officer has a personal interest, which is an extraordinary transaction, shall be approved by the Audit Committee and then by the Board of Directors of the Company.

(d)	An officer owes a fiduciary duty to the Company, shall act in good faith and in its interests, including –
a.	he shall refrain from any action constituting a conflict of interests between fulfilling his function in the Company and fulfilling another of his functions or personal interests;

b.	he shall refrain from any action constituting competition with the business of the Company;

c.	he shall refrain from exploiting a business opportunity of the Company with the object of personal gain for himself or another;

d.	he shall disclose to the Company any item of information and shall convey to it any document relating to its affairs, which comes into his possession in his capacity in the Company.

(e)
The Company may approve any of the actions listed in Article 89(d) above, provided that the officer acted in good faith and the action or its approval does not harm the good of the Company, and provided that the officer disclosed to the Company, a reasonable time prior to the date of discussion of the approval, the nature of his personal interest in the action, including any material document or fact.

(f)	In this Article 89:

"extraordinary transaction" means – a transaction which is not in the normal course of the Company's business, or a transaction which is not on market terms, or a transaction liable to have a material effect on the profitability, assets or liabilities of the Company.

90.
Subject to the provisions of any law, the Company may approve payment to any Director, of any amount which the Company deems appropriate as remuneration for his service as a Director and/or for his participation in meetings of the Board of Directors and/or meetings of the boards of directors of companies held by the Company and/or meetings of Board of Directors' committees and/or as reimbursement for expenses incurred for participation in the aforementioned meetings and/or for additional services requested by the Boards of Directors or management.

Chairman of the Board and Vice-Chairman of the Board

91.	(a)	The Board of Directors shall elect one of its members to serve as Chairman of the Board, and it may terminate his office.

(b)	The Board of Directors may elect one of its members to serve as Vice-Chairman of the Board, whether permanently or for a particular meeting, and it may terminate his office if he was appointed.

(c)
If a Director ceases to serve as a Director in the Company and that Director is  Chairman of the Board or Vice-Chairman of the Board, his office as Chairman of the Board or as Vice-Chairman of the Board, as the case may be, shall cease automatically.

ICL Group Ltd. – Articles of Association

(d)
In the absence of the Chairman of the Board, the Vice-Chairman of the Board shall serve as Chairman of the Board, and he shall have all the powers and authority granted to the Chairman of the Board in these Articles of Association.

The Work of the Board of Directors

92.	(a)	The Chairman of the Board shall call the meetings of the Board of Directors according to the needs of the Company.

(b)
The Board of Directors shall convene for meetings according to the needs of the Company and as required by law. The Chairman of the Board shall call the meetings of the Board of Directors and shall determine their time, place and agenda. The agenda of the Board of Directors meetings shall include subjects determined by the Chairman of the Board, subjects determined as provided in Article 92(e) below, and any subject which a Director or the CEO has requested a reasonable time prior to the convening of the Board of Directors, that the Chairman of the Board includes on the agenda.

(c)	As a rule, the meetings of the Board of Directors shall be held in Israel.

A change, amendment to cancellation of thus Article 92(c) shall be deemed to be a change in the rights attaching to the Special State Share, and shall not be made except with the consent of the holder of the Special State Share. Any decision or action, which contravenes or does not comply with the provisions of this Article 92(c), shall be void and invalid without receipt of the consent of the holder of the Special State Share.

Any consent, waiver or approval of the holder of the Special State Share shall be given in Writing.

(d)	The Chairman of the Board may convene a meeting of the Board of Directors at any time.

(e)
The Chairman of the Board shall convene a meeting, on a subject which will be described, upon the demand of one Director, or where notice or a report of the CEO on an action of the Board of Directors is required , or where the auditor of the Company notifies the Chairman of the Board of material faults in the audit of the Company's books.

If a meeting of the Board of Directors is not convened within 14 days of the date of the demand or from the date of the notice or report of the CEO or from the date of the notice of the auditor, each of those listed above may convene a meeting of the Board of Directors, which shall discuss the subject described in the demand, notice or report, as the case may be.

93.	(a)
An invitation to a meeting of the Board of Directors shall be made in writing, by telephone, by facsimile or by email and shall be delivered to the Directors at least 48 hours prior to the date set for the meeting, unless the Chairman of the Board, and in his absence the Vice-Chairman of the Board, determines that an urgent meeting of the Board of Directors must be held, in which case the invitation to the Board of Directors can be at shorter notice before the meeting, as the Chairman of the Board or the Vice-Chairman decides, as the case may be. The invitation to a meeting of the Board of Directors shall state the date and time of the meeting, the place where it will convene, and give reasonable detail of the subjects on the agenda.

ICL Group Ltd. – Articles of Association

(b)
A Director who is an Israeli resident, who is out of the country at any time, shall not be entitled, during his absence, to receive an invitation to a meeting of the Board of Directors, but his substitute shall be notified if, subject to the provisions of Article 97 of these Articles of Association, the Director is entitled to appoint a substitute.

94.
The Chairman of the Board, and in his absence the Vice-Chairman of the Board, shall chair every meeting of the Board of Directors. If there is no such chairman or if he is not present after the elapse of 15 minutes from the time set for the meeting, or if he does not wish to chair the meeting, the members of the Board of Directors who are present at the meeting shall elect one of themselves to chair that meeting.

95.	The quorum for meetings of the Board of Directors is a majority of the members of the Board of Directors.

96.	Resolutions of the Board of Directors shall be adopted by a majority of those participating in the vote. If the vote is tied – the Chairman of the Board shall have a casting vote.

97.	(a)
Subject to the provisions of this Article, a Director can appoint another Person who is qualified to be appointed as a Director and who is not serving as a Director or as a substitute Director in the Company, and who shall be approved by the Board of Directors, as a substitute Director, and he may cancel his appointment, all in compliance with the provisions of Article 82(d) of these Articles of Association. The Board of Directors, at its exclusive discretion, can at any time cancel the appointment of a substitute Director. The appointment of a substitute Director and the cancellation of his appointment shall be effected by giving notice thereof to the Company, in Writing or in another way, as the Board of Directors shall decide.

Unless determined otherwise in these Articles of Association, a substitute Director shall be considered as a Director in all matters and respects, except in the matter of appointing a substitute Director and he shall bear responsibility for his actions as a substitute Director. The appointment of a substitute Director shall not negate the responsibility of the Director for whom he substitutes, and it shall apply with attention to the circumstances of the matter, including the circumstances of the appointment of the substitute Director and the duration of his tenure.

(b)
Notwithstanding the provisions of Articles 97(a), a substitute Director who is a serving Director can be appointed for a member of a committee of the Board of Directors, provided that the candidate to serve as substitute Director  for the committee member does not serve as a member of the same committee, and if he is a substitute Director for an external Director, the candidate for the external Director shall have accounting and financial expertise or a professional qualification equivalent to that of the substituted Director.

(c)
Subject to the provisions of his letter of appointment, a substitute Director shall have the same authority as that of the Director whose substitute he is, except for the authority to appoint and substitute Director.

(d)	A substitute Director shall cease to serve as such if the office of the Director for whom he serves as substitute falls vacant for any reason.

ICL Group Ltd. – Articles of Association

(e)	A substitute cannot be appointed for an external Director other than as provided in Article 97(b) of these Articles of Association.

98.
Any meeting of the Board of Directors at which a quorum is present shall be empowered to exercise all the authority, powers of attorney and consideration vested at that time, according to the directives of the Company, in the Board of Directors or which are usually exercised by it.

99.
Subject to the provisions of the Law and these Articles of Association, including the provisions of Article 100, any actions taken by or pursuant to a resolution of the Board of Directors, or by a committee of the Board of Directors, or by any Person serving as a Director, shall be valid even if it is found thereafter that there was a fault in the appointment of those Directors (except for a fault relating to appointment of a Director who is not a citizen or resident of Israel, as a result of which the majority of the members of the Board of Directors are not citizens and residents of Israel, in contravention of Articles 82(d) and 83 of these Articles of Association) or that committee, or that all or one of them were disqualified, as if each of them was duly appointed and as if they had the qualifications required to be a Director or as if that committee was duly appointed.

100.
Any organ of the Company may approve any action within its purview and which was carried out without authorization by another organ of the Company or in excess of its authority, and from the time of approval, the approved actions shall be seen as if they were carried out from the outset within the purview of the organ authorized to carry it out, all as the case may be, and provided that decisions which were approved as aforesaid received the approvals required by the provisions of the Law (insofar as it applies to the Company) and subject to the provisions of the Law.

The aforesaid notwithstanding, approval of the General Meeting for an action carried out by the Board of Directors, if at the time it was carried out a majority of the members of the Board of Directors were not citizens and residents of Israel, shall be subject also to the approval of the holder of the Special State Share.

101.
The Board of Directors may hold a meeting both by actually convening for discussion and by telephone conference call and/or video conference call for holding a discussion, or by any other reasonable means for holding a discussion, which is decided upon by the Board of Directors, provided that all the participating Directors can hear each other simultaneously. The Company Secretary or a person acting on his behalf, shall take minutes at the meeting and the minutes shall be signed by the Chairman of the Board.

102.
The Board of Directors may adopt resolutions even without actually convening, provided that all the Directors who are entitled to participate in the discussion and vote on the matter brought for a decision have agreed not to convene to discuss that matter.  A resolution adopted without actually convening and to which all the Directors have agreed in Writing, by telephone or by facsimile, or by telegram, or by electronic mail, or by any other reasonable means as the Board of Directors may decide from time to time, shall have the same effect for any purposes whatsoever as if it were adopted at a meeting of Board of Directors formally convened, provided that the Company Secretary or a person acting on his behalf records minutes of the resolutions (including the resolutions not to convene) and the minutes shall be signed by the Chairman of he Board.

103.	(a)
The Board of Directors may establish from among its members permanent or ad hoc committees, and it may delegate of its powers to such committees, except on the subjects listed in Section 112(a) of the Law, on which it may delegate of its power to Board of Directors committees for a recommendation only, or to the Genera Manager as it sees fit and subject to the provisions of the Law. A Person who is not a member of the Board of Directors can serve also on a committee of the Board of Directors whose function is to advise the Board of Directors or to make recommendations only.

ICL Group Ltd. – Articles of Association

(b)
The Board of Directors may rescind a resolution of a committee, which it appointed, but such rescission shall not prejudice the validity of a resolution pursuant to which the Company acted towards another Person who did not know of its cancellation.

104.	The Board of Directors may cancel or change, from time to time, the delegation of authority it made pursuant to this Article.

105.
The Board of Directors shall appoint an audit committee from among its members, the number of whose members shall be not less than three, and the provisions of the Law shall apply to its appointment, its members, its powers, attendance of its meetings and discussions, and its functions.

106.
The provisions of these Articles of Association regulating the meetings and discussions of the Board of Directors shall apply also, mutatis mutandis, to meetings and actions of the Board of Directors committees and their discussions, unless determined otherwise in accordance with any law.

Without derogating from the generality of the aforesaid, and subject to  any law, the quorum required for conducting the affairs of a Board of Directors committee shall be a majority of the members of the committee. The Board of Directors shall appoint a chairman for each Board of Directors committee. The Chairman of the Audit Committee shall be one of the Company's external directors. Every resolution shall be adopted by a majority vote, and in the event of a tied vote, the chairman of the committee shall not have an additional or casting vote.

The Powers of the Board of Directors

107.
The Board of Directors shall outline the policy of the Company and oversee the performance and actions of the CEO. All as prescribed in the Law. The Board of Directors shall have all the authority and powers and shall be competent to take all the actions which the Company may exercise and take pursuant to these Articles of Association or the Law, and which these Articles of Association or the Law do not direct or require to be exercised or taken by another organ of the Company, all subject to the provisions of the Companies Law, these Articles of Association and any resolutions which do not conflict with the provisions of the above regulations and which shall be determined by the Company at the General Meeting, provided that no such resolution shall cancel the legal validity of an action taken prior thereto or by the Board of Directors or in accordance with its directives and which would have been legally valid if not for that resolution.

108.
Without prejudice to the general powers vested in the Board of Directors in Article 197 of these Articles of Association, and the other powers granted it by law and these Articles of Association, and without thereby limiting or narrowing in any way whatsoever those powers or any of them, it is hereby expressly declared that the Board of Directors shall have the following powers:

(a)
To open, manage, defend, settle or abandon any legal proceedings for or against the Company or against its staff or relating in another way to its affairs, including arbitration proceedings, and to settle and extend the time for repayment or clearance of any debt payable, or claims or demands by the Company or against it, all where the matter concerns legal proceedings which are material to the Company.

ICL Group Ltd. – Articles of Association

(b)
To determine, from time to time, the signatory rights in the Company, including who shall be entitled to sign in the name of the Company on bills of exchange, promissory notes, receipts, takings, assigns, checks, dividend certificates, releases, contracts and other documents of any kind and type.

(c)
Subject to the provisions of the Law and these Articles of Association, to appoint and also, at its discretion, to remove, dismiss or suspend officers, excluding Directors, as the Board of Directors sees fit from time to time, and to define their authority and duties and to set their salaries and demand securities, in such cases and in such amounts as the Board of Directors deems appropriate.

(d)
At any time and from time to time, to appoint, under powers of attorney, any Person or Persons to be the legal representative or legal representatives of the Company for such purposes and with such authority and discretion (which shall not exceed those vested in or exercisable by the Board of Directors under these Articles of Association), and for such period and subject to such terms as the Board of Directors sees fit from time to time, and any such appointment can be given (if the Board of Directors sees fit) to any company or its shareholders, members of its Board of Directors, the representatives or managers of any company or firm or to whomever is named by any company or firm, or in another way to any varying group of Persons, whether appointed  directly or indirectly by the Board of Directors.

Any power of attorney as aforesaid can contain the same powers for the defense or convenience of Persons who come into contact with such legal representatives, as the Board of Directors deems appropriate.

(e)
The Board of Directors may appoint on behalf of the Company the legal counsel of the Company, to represent the Company before any court of law, legal bodies and quasi-legal bodies, government, municipal or other entities or ministries in or outside Israel, and it may vest in the legal counsel of the Company those powers which the Board of Directors deems appropriate, including the authority to delegate all or some of its powers to another or others.

109.	Without derogating from its other functions, the Board of Directors –

(1)	shall determine the plan of action of the Company, the principles for financing them and the order of priority among them;
(2)	shall review the financial condition of the Company, and to determine the credit framework that the Company is permitted to take upon itself;
(3)	shall decide on the organizational structure and the salary policy;
(4)	may decide on an issue of series of debentures;
(5)	is responsible for the preparation and approval of the financial statements;
(6)	shall report to the Annual Meeting on the state of the Company's affairs and on its business results;
(7)	shall hire and fire the CEO;
(8)	shall decide on actions and transactions requiring its approval according to the Articles of Association or according to the Provisions of Sections 255 and 268 – 275 of the Companies Law;
(9)	may allot shares and securities convertible to shares up to a limit of the registered share capital of the Company;
(10)	may decide on a distribution as provided in Sections 307 and 308 of the Companies Law;
(11)	shall give its opinion on a special tender offer.
(12)
Subject to the provisions of the Companies Law and its regulations, the Board of Directors shall determine the minimum number of Directors required on the Board of Directors who must have accounting and financial expertise, taking into consideration, inter alia, the type of Company, its size, the scope and complexity of its operations, and subject to the number of Directors prescribed in the Articles of Association.

ICL Group Ltd. – Articles of Association

110.
The Board of Directors shall ensure that the financial statements of the Company are drawn up each year, as well as any other report, which the Company is required to update pursuant to the provisions of any law.

111.
The Board of Directors may, at any time it deems necessary, demand of the Chairman of the Board and/or the CEO of any company in the ICL Group Ltd. concern, a report and information in their possession on any matter, which in the opinion of the Board of Directors, relates to the affairs of the ICL Group Ltd. concern.

Internal Auditor

112.	(a)
The Board of Directors shall appoint to the Company, according to the proposal of the Audit Committee of the Company, an internal auditor. The appointment, powers and responsibility of the Internal Auditor shall be as prescribed in the Law.

(b)	The organizational superior of the Internal Auditor shall be the Chairman of the Board and/or the CEO, as the Board of Directors shall decide.

(c)	The Internal Auditor shall submit an annual or periodic work plan for the approval of the Audit Committee, and the Audit Committee shall approve it with any changes it considers necessary.

CEO

113.	The Board of Directors shall appoint a CEO of the Company.

114.	The CEO is responsible for the day-to-day management of the Company's affairs in the framework of the policy set by the Board of Directors and subject to its directives.

115.	(a)
The CEO shall have the executive and managerial powers not vested in the Law or the Articles of Association in another organ of the Company, and he shall be under the supervision of the Board of Directors.

(b)	The CEO may, with the approval of the Board of Directors, delegate of his powers to another, who is subordinate to him.

116.	The salary, social benefits, benefits, grants and other terms of employment of the CEO shall be determined by the Board of Directors.

117.	(a)
The CEO shall answer to the Board of Directors in every matter, and he must notify the Chairman of the Board without delay, of any extraordinary matter which is material to the Company. If the Company has no Chairman of the Board or if he is prevented from fulfilling his function, the CEO shall give such notice to any of the members of the Board of Directors.

(b)
The CEO must report to the Board of Directors on subjects, at times and in a scope determined therefor by the Board of Directors. The Chairman of the Board may, at any time, on his own initiative or pursuant to a resolution of the Board of Directors, demand reports from the CEO on matters relating to the business of the Company.

(c)
The CEO shall deliver, once every three months, to the holder of the Special State Share, a report on all the transaction in assets which were approved by the Board of Directors in the three months preceding the date of the report, on changes in the holdings in the share capital and on voting agreements which he knows to have been signed, if signed, in that period among the shareholders of the Company.

ICL Group Ltd. – Articles of Association

A change, amendment to cancellation of thus Article 117(c) shall be deemed to be a change in the rights attaching to the Special State Share, and shall not be made except with the consent of the holder of the Special State Share. Any decision or action, which contravenes or does not comply with the provisions of this Article 117(c), shall be void and invalid without receipt of the consent of the holder of the Special State Share.

Any consent, waiver or approval of the holder of the Special State Share shall be given in Writing.

118.	(a)	The CEO shall cease to serve in any one of these:

(1)	he resigned by delivering a letter of resignation to the Chairman of the Board;

(2)	the Board of Directors removed him from his office in a resolution adopted by a majority of those participating in the vote;

(3)	he was disqualified from serving according to the Companies Law or another law

(4)	the Company went into liquidation.

(b)	The tenure of the CEO having expired, the Board of Directors may appoint an Acting CEO until a CEO is appointed in accordance with Article 113 of these Articles of Association.

119.	(a)	The Board of Directors may suspend the CEO if it has grounds for suspecting that he has committed a criminal offense which caused the Company losses.

(b)	If the CEO was suspended, the Board of Directors may appoint an Acting CEO for the period of his suspension.

Shareholders Register

120.	The Company shall prepare and maintain a Shareholders Register, and shall record therein the following details:

(a)	For registered shares –

(1)	the name, ID number and address of each shareholder, all as conveyed to the Company;

(2)
the quantity of shares and the class of shares owned by each shareholder, noting their par value, if it exists, and if any sum has not yet been paid on account of the consideration determined for the share – the sum not paid;

(3)	the date of allotment of the shares or the date of their transfer to the shareholder, as the case may be;

(4)	if the shares are marked with serial numbers, the Company shall note alongside the name of each shareholder the numbers of the shares registered in his name;

ICL Group Ltd. – Articles of Association

(5)	if the share was registered in the name of a nominees company or a trustee, the name of the nominees company or the trustee shall be noted.

(b)	For treasury shares as defined in the Law – also their number and the date on which they became treasury shares, as known to the Company.

121.
The Company shall prepare and maintain, in addition to the Shareholders Register, the Material Shareholders Register, and shall safeguard therein the reports it received in accordance with the Securities Law,  concerning the holdings of material shareholders in the Company.

122.
The Shareholders Register and the Material Shareholders Register shall be kept in the head Office of the Company, and other than at times when they are closed pursuant to the provisions of the Companies Law, they shall be open during normal working hours and can be read by any Person.

Additional Shareholders Register outside Israel

123.	The Company may maintain an additional shareholders register outside Israel.

124.	The Company shall note in the Shareholders Register the number of shares registered in the additional shareholders register and their numbers, if they are marked with numbers.

Minutes

125.	(a)	The Board of Directors shall ensure that minutes are properly taken in books prepared for this purpose, concerning:

(1)	the names of the Directors who are present at each meeting of the Board of Directors and at each meeting of a Board of Directors committee.

(2)	The names of the shareholders participating in each General Meeting.

(3)	The directives issued by the Board of Directors to the Board of Directors committees.

(4)	The resolutions and summary of the discussions at General Meetings, Board of Directors meetings and the meetings of Board of Directors committees.

Every such minutes from a Board of Directors meeting or from a meeting of a Board of Directors committee or from a General Meeting of the Company, if seen to be signed by the Director who conducted the meeting or by the chairman of that meeting, shall be accepted as prima facie evidence of the matters recorded therein.

(b)	The books of minutes of the General Meeting shall be kept in the head Office, and shall be open for scrutiny by the shareholders, free of charge.

Rights of Action and Signature in the name of the Company

126.
The Board of Directors may empower any Person, even if not a Director, to act and to sign in the name of the Company, and any actions and signatures of such Person shall bind the Company if and to the extent that he acted and signed within his aforementioned purview.

ICL Group Ltd. – Articles of Association

Stamp

127.	The Company can make a Stamp or rubber stamp for imprinting on documents.

Company Secretary

128.	The Board of Directors may appoint a Person from time to time to be the Company Secretary, dismiss him and appoint another in his stead, and determine his functions and authority.

Dividends and Bonus Shares

129.	The Board of Directors and the Company shall decide on the distribution of dividends and on the issue of bonus shares, all in accordance with the provisions of the Law.

130.
The Board of Directors may, but is not required to, as it deems useful and appropriate, appoint trustees for those registered shareholders who have not fulfilled their duty to notify the Company of change of address and who have not approached the Company for receipt of dividends, shares or bonds from capital or other rights of benefit during the aforesaid period. These trustees shall be appointed for the realization, collection or receipt of dividends, shares or bonds from capital and rights to subscribe for shares not yet issued which are offered to the shareholders, but may not transfer the original shares in respect of which they were appointed and may not vote by virtue thereof. Every condition of the trusteeship shall be made contingent by the Company that upon first demand by a shareholder in respect of whom the trustees serve, the trustees shall be bound to return to that shareholder the share in question or all the rights held by them for him (all as the case may be). Any action and arrangement made by these trustees and any agreement between the Directors and these trustees shall be valid and binding upon all those concerned. If trustees are appointed as aforesaid, the Company shall publish notice in two Israeli daily newspapers of wide circulation concerning the appointment.

131.
The Board of Directors may determine, from time to time, the method of payment of the dividends or distribution of the bonus shares and the arrangements in connection therewith, to registered shareholders. Without derogating from the generality of the aforesaid, the Board of Directors may pay any dividend or moneys in respect of shares by sending a check by registered mail to the address of the shareholder as written in the Shareholders Register. Any such dispatch of a check as aforesaid shall be done at the shareholder's risk. The Board of Directors may also determine that the payment shall be made at the Office or anywhere else it may decide upon.

132.
The Board of Directors may deduct from any dividend, grant or other moneys payable in connection with shares held by a member which are not yet fully paid up, whether he is their sole owner or a joint owner with another, any sum of money payable by him which he must clear, alone or jointly with any other Person, to the Company on account of payment, etc.

Financial Statements and Appointment of an Auditor

133.	The Company shall keep accounts and draw up financial statements in accordance with the provisions of the Law.

ICL Group Ltd. – Articles of Association

134.
The Company shall appoint, at each Annual Meeting, an auditor who shall serve in that capacity until the next Annual Meeting. The General Meeting may appoint an auditor to serve for a longer period which shall not extent beyond the Annual Meeting after the one at which it is appointed. The Company may appoint a number of auditors to carry out the auditing work jointly. The appointment, termination, authority, rights, and functions of the auditor shall be determined according to that prescribed in the Law. The fees of the auditor for the auditing and for additional services shall be set by the Board of Directors at its discretion.

135.	The auditor shall receive an invitation to every Annual General Meeting of the Company, and may express his opinion there on everything connected with the fulfillment of his function.

136.
The auditor is required to deliver to the Board of Directors upon its demand, information about the affairs of the Company, to carry out a special audit in the Company and to deliver a report on its results.

Office

137.	The Office shall be in Israel, at a location decided from time to time by the Board of Directors.

Notices

138.
The giving of notices or the delivery of documents in accordance with the provisions of any law or pursuant to these Articles of Association shall be carried out in the ways mentioned in this section hereunder, at the discretion of the Board of Directors and subject to any law.

The aforesaid notwithstanding, Notices to the holder of the Special State Share shall be in Writing, sent by registered mail, and in accordance with the provisions of these Articles of Association.

139.
The Company may deliver a notice or document, except for notice of the convening of a General Meeting (hereinafter in this section: the " Notice"), to a shareholder, whether by delivery by hand or by mail to his address as written in the Shareholders Register, or if no such address is written, to the address he gave to the Company for delivery of a Notice to him. If a Notice is sent by mail, it shall be deemed to have been properly delivered if the above address is written, stamps are affixed as required and the letter containing the Notice is sent by mail. Delivery shall be deemed made when the letter was delivered in the normal way by mail, and in any case, for an address in Israel, not more than three days, and for a letter to outside Israel, not more than fourteen days, from the date on which the letter containing the Notice was sent by mail. Notice of a General Meeting shall be sent as prescribed in the Law and in its concomitant Regulations.

The aforesaid notwithstanding, a Notice to the holders of the Special State Share shall be sent by registered mail.

140.
The Company may deliver any Notice to the shareholders, including a Notice concerning the convening of a General Meeting, by publishing the Notice in two daily Israeli Hebrew-language newspapers of wide circulation, and the date of publication in the newspaper shall be considered the date on which the Notice was received by the shareholders.

141.	For joint owners of a share, the Company may deliver a Notice or document by sending them to the joint owner listed first in the Shareholders Register for that share.

ICL Group Ltd. – Articles of Association

142.
As long as a Notice must be given several days in advance or for a Notice which remains in effect for a certain period, the date of delivery shall be counted in the number of days or the period unless determined otherwise. If a Notice is given in more than one of the ways mentioned above, it shall be deemed to have been received on the earliest date.

143.	Delivery of a Notice or document to one of the family members living with the Person for whom it is intended, shall be deemed to be delivery into the hands of that Person.
144.
Subject to the provisions of any law, a shareholder, Director, CEO or other Person who is entitled to receive a Notice pursuant to these Articles of Association or the Law, may waive its receipt, whether in advance or retroactively, whether in a specific instance or in general, and having done so, he shall be considered as having duly received the Notice, and any proceeding or action in respect of which the Notice was to have been given shall be deemed as valid and abiding.

145.
A Person who became entitled to any share by virtue of law, transfer or in any other way, shall be related in any Notice in respect of such share, which was properly delivered before his name was registered in the Shareholders Register, to the Person from whom his right to the share derives.

146.
Any Notice which is sent by mail to a shareholder or which is left at his registered address as prescribed in these Articles of Association, or which was published in the newspaper in accordance with Article 140 of these Articles of Association, and any Notice of a General Meeting which was delivered as prescribed in the Law and in its concomitant Regulations, then even if that shareholder has died – and it is immaterial whether the Company knew of his death or not – the Notice shall be considered as having been properly delivered at its destination in relation to all registered shares, whether they were held by that shareholder separately or jointly with other Persons, until another Person is registered in his stead as the owner or joint owner thereof, and such delivery shall be considered, for all the purposes of these Articles of Association, as sufficient delivery of the Notice or the Notice of a General Meeting to his personal representative and to all Persons, if any, who have a joint interest with him in those shares.

Liquidation

147.
In the matter of Article 8(a)(5) of these Articles of Association, anyone who submitted an application for shares and the shares have not yet been allotted to him, shall be considered, prior to liquidation, as if the shares included in his application had been allotted to him and the sum payable on account of the par value of those shares had been paid up.

148.
Subject to the provisions of the Law and the provisions of the Companies Ordinance (New Version), 5743-1983 (as long as it remains in effect or any law that supersedes it), the liquidator, upon a resolution of the General Meeting, may distribute the surplus assets in kind among the shareholders, in whole or in part, and the liquidator may also, upon a resolution of the Company as aforesaid, deposit any part of the surplus assets in the hands of the trustees, who will hold them in trust for the shareholders as the liquidator sees fit. For the distribution of surplus assets in kind, the liquidator may determine the fair value of the assets to be distributed, and decide how the distribution will be carried out among the shareholders, taking into consideration the rights attaching to the various classes of shares in the Company which they hold.

ICL Group Ltd. – Articles of Association

Merger

149.	Approval of a merger in accordance with Chapter One of Part Eight of the Companies Law shall require the approval of the General Meeting by a simple majority of those present and voting.

Indemnification, Exemption and Insurance of Officers

150.
Subject to the provisions of the Companies Law and the Securities Law, the Company may provide an undertaking to indemnify an Officer in the Company for a liability or expense as described below, which was imposed upon him or which he incurred due to an action he took in his capacity as an officer of the Company, in each of the following instances:

(a)	A monetary liability imposed upon him in favor of another Person in a court decision, including a decision given in a settlement or in an arbitrator's award approved by a court of law.

(b)
Reasonable litigation expenses, including attorney's fees, incurred by an Officer due to an investigation or proceeding conducted against him by an authority competent to conduct an investigation or proceeding, and which ended without an indictment being filed against him and without any financial penalty being imposed upon him in lieu of a criminal proceeding, or which ended without an indictment being filed against him but with the imposition of a financial liability in lieu of a criminal proceeding that does not require proof of criminal intent or in connection with a financial sanction.

In this clause – "a proceeding which ended without an indictment being filed against him on a matter for which a criminal investigation was opened" and "financial penalty in lieu of a criminal proceeding" – as referred to in Section 260(a)(1a) of the Companies Law, as may be amended from time to time.

(c)
Reasonable litigation expenses, including attorney's fees, incurred by an Officer or which he was ordered to pay by a court of law, in a proceeding filed against him by the Company or in its name or by another Person, or in a criminal indictment of which he was acquitted, or in a criminal indictment in which he was convicted of an offense which does not require proof of criminal intent.

(d)	Expenses that he incurred in connection with an administrative proceeding conducted against him, including reasonable litigation expenses, including lawyers' fees.

(e)
Payment to a victim of breach in connection with an administrative proceeding as provided in Section 52N4(A)(1)(a) of the Securities Law, as may be amended from time to time ("Payment to a Breach Victim").

(f)
Indemnification, as mentioned above in this in Article 150, may be given by way of an undertaking in advance to indemnify, as follows: (1) as stipulated in sub-section (a) above, provided that the undertaking to indemnify is limited to events that in the opinion of the Board of Directors can be foreseen at the time of granting the undertaking to indemnify, and to a sum or criterion determined by the Board of Directors as reasonable in the circumstances of the case, and that the undertaking to indemnify lists the events that in the opinion of the Board of Directors can be foreseen at the time of granting the undertaking in view of the Company's actual activity, and the sum or criteria specified by the Board of Directors are reasonable under the circumstances; (2) in respect of the events specified in sub-sections (b)-(e) above (inclusive): or by way of indemnification ex post facto, and all as stipulated in Section 260(b) of the Companies Law and Section 56H(b) of the Securities Law, as may be amended from time to time.

ICL Group Ltd. – Articles of Association

(g)	Any other expense or liability permitted for indemnification according to the Companies Law.

151.
Subject to the provisions of the Law, the Company may exempt an Officer in advance from his liability, in whole or in part, for damage due to infringement of the duty of care toward it, except due to breach of the duty of care in a distribution.

152.
Subject to the provisions of the Law, the Company may enter into a contract for insurance of the liability of one of its Officers due to a duty imposed upon him for an action he took in his capacity as an Officer, in each of these:

(a)	breach of the duty of care toward the Company or toward another Person;

(b)	breach of fiduciary duty toward it, provided that the Officer acted in good faith and had reasonable grounds for assuming that the action would not harm the interests of the Company;

(c)	a monetary liability imposed upon him in favor of another Person.

(d)	expenses that an Officer incurred in connection with an administrative proceeding conducted against him, including reasonable litigation expenses, including lawyers' fees.

(e)	payment to a breach victim.

153.
The Company may not enter into a contract for insurance of the liability of one of its Officers, or adopt a resolution concerning indemnification of an Officer or adopt a resolution exempting an Officer from his liability toward the Company, for each of these:

(a)	breach of fiduciary duty, except for the matter of indemnity and insurance for fiduciary duty, as prescribed in Article 152(b) above;

(b)	deliberate or reckless breach of the duty of care, except if done negligently only;

(c)	an action taken with the intention of making unlawful personal gain;

(d)	a penalty or fine imposed upon him.

Change of the Articles of Association

154.
The Company may change the Articles of Association by a resolution passed at the General Meeting by a simple majority of the shareholders who attend and vote, excluding abstentions. A change in the rights attaching to the Special State Share requires the consent of its holder, all as provided in Article 8|(b) above.

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